
10031151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED JUL 26 2010 ... 211

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2009 (MM/DD/YY) AND ENDING 5/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RubinBrown Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Brentwood Boulevard
(No. and Street)

Saint Louis	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street, 10th Floor	Saint Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald L. Esstman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RubinBrown Brokerage Services, LLC, as of May 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBRA GRAY
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Charles County
My Commission Expires: October 19, 2013
Commission Number: 09407852

Donald L Esstman
Signature

Managing Member
Title

Debra Gray
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Member
RubinBrown Brokerage Services, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of RubinBrown Brokerage Services, LLC as of May 31, 2010, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RubinBrown Brokerage Services, LLC as of May 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

July 22, 2010

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

RubinBrown Brokerage Services, LLC

STATEMENT OF FINANCIAL CONDITION

May 31, 2010

ASSETS

ASSETS	
Cash	$ 8,023
Commissions receivable	59,535
Total Assets	$ 67,558

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 3,682
Total Liabilities	3,682
MEMBER'S EQUITY	63,876
Total Liabilities and Member's Equity	$ 67,558

RubinBrown Brokerage Services, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

For The Year Ended May 31, 2010

REVENUES	
Commissions	$ 59,535
EXPENSES	
Professional fees	4,750
Producer fees	2,977
Administrative expenses	2,340
Total Expenses	10,067
NET INCOME	49,468
MEMBER'S EQUITY, Beginning of year	7,608
CAPITAL CONTRIBUTIONS	6,800
MEMBER'S EQUITY, End of year	$ 63,876

RubinBrown Brokerage Services, LLC
STATEMENT OF CASH FLOWS
For The Year Ended May 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 49,468
Adjustment to reconcile net income to net cash used in operating activities:	
Conversion of professional fees liability to capital	2,300
Changes in assets and liabilities:	
Commissions receivable	(59,535)
Accounts payable and accrued expenses	3,682
Net Cash Used in Operating Activities	(4,085)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	4,500
Net Cash Provided by Financing Activities	4,500
NET INCREASE IN CASH	415
CASH, Beginning of year	7,608
CASH, End of year	$ 8,023

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:

In accordance with the expense-sharing agreement between the Company and RubinBrown LLP (the Parent), the liability for the annual audit of $2,300 has been recorded as a capital contribution as such liability is the responsibility of the Parent.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RubinBrown Brokerage Services, LLC, a Missouri Limited Liability Company (the Company), is a single member limited liability company under the laws of the State of Missouri and is wholly-owned by RubinBrown LLP (the "Parent"), a CPA firm. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Nature of Operations

The Company offers investment company products on an application-way or subscription basis. Investment products offered include private placement stock and limited partnership offerings. The Company also offers merger and acquisition services regarding valuations, financial forecasts and projections, strategic planning, market research, and financing alternatives.

Recent Accounting Pronouncements

Effective in 2009, the Company adopted the provisions of Financial Accounting Standards Board ("FASB"), *Accounting Standards Codification*, (the "FASB ASC"), which is now the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). While the FASB ASC did not change GAAP, all existing references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Fair Value of Financial Instruments

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the appropriate measurement. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

For purposes of financial reporting, the Company has determined that the fair values of its financial instruments, which include cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximate the carrying values at May 31, 2010 based on their short maturities as well as terms available to the Company in financial markets.

Revenue Recognition

The Company receives commissions from the sale of variable universal life policies. Revenue from commissions is recognized at the point the premiums are paid and are calculated based on an agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer.

Producer Fees

The Company incurs producer fees at 5% of commission income pursuant to an agreement with the Company Manager. The Company recognizes such costs as incurred.

Income Taxes

No provision has been made for income taxes since the Company is a single-member limited liability company and does not file separate tax returns. The income or loss of the Company is included in the income tax returns of the Parent.

During 2010, the Company adopted guidance issued by the FASB on accounting for uncertainty in income taxes, which requires recognition, measurement, and disclosure of uncertain tax positions recognized in an enterprise's financial statements.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax benefits in the statement of income.

These provisions require Company management to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ended May 31, 2010, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

Subsequent events were evaluated through July 22, 2010, which is the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

B. CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At May 31, 2010, the Company's regulatory net capital was $7,318 while required minimum net capital was $5,000. The Company's ratio of aggregate indebtedness to net capital at May 31, 2010 was 0.50 to 1.

C. RELATED PARTY TRANSACTIONS

The Company has executed a written expense-sharing agreement with its Parent outlining the allocation of shared expenses incurred for rent, clerical services, technology, professional services, etc. The agreement states that the Company is not responsible for repaying any of the shared expenses. The Parent will pay for all such specified overhead expenses, including compensation of the manager, and the Company will pay only for its own direct operating expenses. Capital contributions totaling $6,800 were received from the Parent during the year ended May 31, 2010 for the payment of professional and regulatory fees. Also, included in accounts payable and accrued expenses is $350 payable to the Parent.

RubinBrown Brokerage Services, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

Schedule 1

May 31, 2010

Member's equity	$ 63,876
Less non-allowable assets:	
Commissions receivable	56,558
Net capital	7,318
Less net capital requirement	5,000
Net capital in excess of requirement	$ 2,318
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 3,682
Aggregate indebtedness	$ 3,682
Ratio of aggregate indebtedness to net capital	0.50 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA Focus Report.

RubinBrown Brokerage Services, LLC
EXEMPTIVE PROVISION UNDER RULE 15c3-3
Schedule 2
May 31, 2010

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully-disclosed basis.

Therefore, the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Member
RubinBrown Brokerage Services, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of RubinBrown Brokerage Services, LLC, as of and for the year ended May 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 22, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anders Minkler & Diehl LLP

July 22, 2010

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Member
RubinBrown Brokerage Services, LLC
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protector Corporation (SIPC) for the year ended May 31, 2010, which were agreed to by RubinBrown Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating RubinBrown Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RubinBrown Brokerage Services, LLC's management is responsible for RubinBrown Brokerage Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in the Form SIPC-7 with the respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2010, as applicable, with the amounts reported in the Form SIPC-7 for the year ended May 31, 2010, noting no differences;

3) Compared any adjustments in the Form SIPC-7 with supporting schedules and the working papers noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting that line 2. F. "Total assessment balance and interest due" was reported as and paid as $169 when the total amount due should have been $164.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

Anderson Winkler & Diehl LLP

July 22, 2010

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(31-REV 5/10)

For the fiscal year ended ______________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-053204 FINRA MAY 7/12/2001
RUBINBROWN BROKERAGE SERVICES LLC
ONE NORTH BRENDWOOD BLVD
ST LOUIS, MO 63105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed (exclude interest) (—)

____
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 150

E. Interest computed on late payment (see instruction E) for 174 days at 20% per annum 14

F. Total assessment balance and interest due (or overpayment carried forward) $ 169

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 169

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RubinBrown Brokerage Services, LLC
(Name of Corporation, Partnership or other organization)

Donald Z. [signature]
(Authorized Signature)

Dated the 17th day of June, 20 10.

Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning June 1, 2009
and ending May 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 59535

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

2d. SIPC Net Operating Revenues $ 59535

2e. General Assessment @ .0025 $ 149

(to page 1 but not less than $150 minimum)

RUBINBROWN BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED MAY 31, 2010
AND
INDEPENDENT AUDITORS' REPORT